Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Registration Statement Number: 333-252928

SANTA CLARA, Calif.--(BUSINESS WIRE)--Achronix Semiconductor Corporation, a leader in high-performance field-programmable gate arrays (FPGAs) and embedded FPGA (eFPGA) IP today announced financial results for the year ended December 31, 2020, reporting revenue of $104.9 million and GAAP net income of $30.4 million and adjusted EBIT (non-GAAP) of $37.4 million.

2020 Highlights:

•	Revenue increased to $105 million in line with prior expectations, driven by mainstream Speedster®22i products.

•	Released the first device in the Speedster7t 7nm high-performance data acceleration FPGA family for manufacturing.

•	Completed 7nm silicon validation of its 1-112G high-performance SerDes supporting 400G Ethernet and PCI Express Gen 5.

•	Added 12 new sales representative teams in key geographies to accelerate the adoption of Speedster7t FPGAs and Speedcore™ products worldwide.

•	Released new versions of Achronix design tools supporting the Speedster7t and Speedcore product offerings. New performance features include a simplified I/O designer toolkit and two-dimensional network on chip (2D NoC) analysis tools.

•	Speedster7t FPGAs received the Frost and Sullivan New Product Innovation Award for 2020 North American FPGAs for Data Centers.

Robert Blake, Achronix’s Chief Executive Officer stated, “2020 was a strong growth year for Achronix. Our new and highly differentiated Speedster7t FPGAs together with our innovative Speedcore eFPGA IP solutions for data acceleration have seen significant levels of new design activity across all of our target end-market applications.”

Mr. Blake further commented, “We look forward to closing our merger with ACE Convergence Acquisition Corp. (ACE) in the second quarter of 2021 and completing our listing on Nasdaq under the new Achronix Semiconductor Corporation ticker symbol ACHX. Through this business combination, we intend to use the additional capital generated to help further accelerate the adoption of data acceleration solutions and strategic product development initiatives to drive long-term growth.”

About Achronix Semiconductor Corporation

Achronix Semiconductor Corporation is a fabless semiconductor corporation based in Santa Clara, California, offering high-end FPGA-based data acceleration solutions, designed to address high-performance, compute-intensive and real-time processing applications. Achronix is the only supplier to have both high-performance and high-density standalone FPGAs and licensed eFPGA solutions. Achronix FPGA and eFPGA IP offerings are further enhanced by ready-to-use accelerator cards targeting artificial intelligence (AI), machine learning, networking and data center applications. All Achronix products are fully supported by a complete and optimized range of Achronix design tools, which enables customers to quickly develop their own custom applications.

Achronix has a global footprint, with sales and design teams across the U.S., Europe and Asia. For more information, please visit www.achronix.com.

About ACE Convergence Acquisition Corp.

ACE Convergence Acquisition Corp. is a $230 million special purpose acquisition company whose business mandate is to identify and acquire an emerging leader in the IT infrastructure software/systems and system-on-a-chip markets that is well-positioned to capitalize on the changing landscape of data acceleration being driven by developments in AI, Cloud, and 5G technologies. ACE is comprised of a team of sector specialists with a solid track record of scaling complex technology organizations and making transformative value-creation decisions. For more information, please visit http://acev.io/home/default.aspx.

About ACE Equity Partners

ACE Equity Partners is an Asian-nexus mid-market cross-border private equity firm with a single-minded focus on the convergence of digital and industrial technologies. For more information, please visit: http://acelp.co.kr.

Adjusted EBIT (non-GAAP) Metric

We present adjusted EBIT (non-GAAP) in this press release, which is defined as our net income excluding stock-based compensation expense, total other income (expense), net, and provision for income taxes. We have presented adjusted EBIT because we believe it is an important measure used by industry analysts and investors to compare our performance against that of our peer group and they provide a useful measure for period-to-period comparisons of our core operating performance.

We use non-GAAP financial measures to help us make strategic decisions, establish budgets and operational goals for managing our business, analyze our financial results, and evaluate our performance. We also believe that the presentation of non-GAAP financial measures provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, adjusted EBIT may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Adjusted EBIT should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, comparable financial measures calculated in accordance with GAAP.

A reconciliation from our net income to adjusted EBIT for the year ended December 31, 2020 is as follows:

Net income	$30,425
Stock-based compensation	1,466
Total other income (expense), net	5,418
Provision for income taxes	113
Adjusted EBIT	$37,422

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “intend,” “future,” “may,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements, other than statements of present or historical fact included in this press release, regarding ACE’s proposed acquisition of Achronix, ACE’s ability to consummate the proposed transaction, the benefits of the proposed transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, prospects and pipeline expectations, shipping expectations for new products, and plans and objectives of management are forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities; the risk that the proposed transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of ACE or the stockholders of Achronix and the receipt of certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the inability to complete the concurrent PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transaction on Achronix’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Achronix; the outcome of any legal proceedings that may be instituted against Achronix or against ACE related to the Merger Agreement or the proposed transaction; the ability to maintain the listing of ACE’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; failure to realize the anticipated benefits of the proposed transaction; risks related to the continued impact of the COVID-19 pandemic; related to the rollout of Achronix’s business and the timing of expected business milestones; the effects of competition on Achronix’s business; the effects of the cyclical nature of the semiconductor industry on Achronix’s business; risks related to Achronix’s customer concentration; the risks to Achronix’s business if internal processes and information technology systems are not properly maintained; risks associated with Achronix’s operational dependence on independent contractors and third parties; risks associated with Achronix’s reliance on certain suppliers for, among other things, silicon wafers; risks and uncertainties related to Achronix’s international operations, including possible restrictions on cross-border investments which could harm Achronix’s financial position; and risks associated with Achronix’s ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACE’s registration statement on Form S-4 discussed above and other documents filed, filed with the SEC on February 10, 2021, as may be amended from time to time with the SEC and available on EDGAR at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Achronix does not presently know, or that Achronix currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements as predictions of future events, and Achronix assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of Ace’s common stock in connection with ACE’s solicitation of proxies for the vote by ACE’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, ACE will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Corporation, 1013 Centre Road, Suite 403S, Wilmington, DE. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

ACE and its directors and officers may be deemed participants in the solicitation of proxies of ACE’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE’s executive officers and directors in the solicitation by reading ACE’s final prospectus filed with the SEC on July 28, 2020, the registration statement on Form S-4, proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement, proxy statement relating to the business combination when it becomes available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACE, the combined company or Achronix, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Trademarks

Achronix and Speedster are registered trademarks, and Speedcore and Speedchip are trademarks of Achronix Semiconductor Corporation. All other brands, product names and marks are the property of their respective owners.